

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 27, 2016

<u>Via E-mail</u>
Mr. Jerry Fowden
Chief Executive Officer
Cott Corporation
6525 Viscount Road
Mississauga, Ontario, Canada L4V 1H6

     Re: **Cott Corporation**
             Form 10-K for the Fiscal Year Ended January 3, 2015
             Filed March 4, 2015
             File No. 001-31410

Dear Mr. Fowden:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/Tia L. Jenkins

                                         Tia L. Jenkins
                                         Senior Assistant Chief Accountant
                                         Office of Beverages, Apparel, and Mining